

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Daniel Emerson
Executive Vice President and Chief Legal Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, New York 10036

> **Re: ZYNGA INC**
> **Schedule TO-I filed May 23, 2022**
> **Filed by Zynga, Inc. and Take-Two Interactive Software, Inc.**
> **SEC File No. 5-86543**

Dear Mr. Emerson:

We have conducted a limited review of your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your tender offer materials.

Schedule TO-I filed May 23, 2022

Cautionary Note Regarding Forward-Looking Statements, page 7

1. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Exchange Act. Revise or delete the second sentence of this section accordingly.

General

2. We note that as an alternative to tendering into this offer, holders of Notes may elect to surrender their Notes for exchange into Reference Property during the time period between May 23, 2022 and June 22, 2022. As you know, the offer is also open during that time period and the issuer of the Reference Property is a bidder on the Schedule TO. Given these facts, explain why purchases/exchanges of Notes pursuant to the Fundamental Change Conversion Right do not violate Rule 14e-5 as purchases outside this tender

offer. To the extent that you believe an exemption from Rule 14e-5 is available, identify the exemption and describe the facts that you believe support your reliance upon it.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Laura L. Delanoy, Esq.